SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: AT&T Inc.

NAME OF PERSON RELYING ON EXEMPTION: Communications Workers of America

ADDRESS OF PERSON RELYING ON EXEMPTION: 501 Third Street, N.W., Washington, D.C. 20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_____________________________________________________________________________________________________________________________________________________________________

Communications Workers of America
AFL-CIO, CLC

501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1110 Fax: 202/434-1139

Christopher M. Shelton
President

SENT VIA E-MAIL AND USPS MAIL

September 25, 2019

Randall Stephenson, Chairman and Chief Executive Officer
AT&T Inc.
208 S. Akard Street
Dallas, Texas 75202

Dear Mr. Stephenson and Members of the Board:

The Communications Workers of America is deeply troubled by Elliott Management's proposed intervention at AT&T. Our members make up most of AT&T's frontline workforce and many are also shareholders. We urge you and the board to reject Elliott Management's "Activate AT&T" proposal, which, if implemented, would undermine both AT&T's promising rebound since closing the Time-Warner merger, its valuable long-term relationship with its skilled workforce, and critical investments in next-generation broadband networks that are crucial to building vibrant communities and a strong U.S. economy.

Elliott's proposal represents the archetype ploy of vulture capitalists: boost earnings through headcount reductions, outsourcing, and reduced investment to benefit Elliott Management. We think this approach will not benefit long-term shareholders, as we see substantial risk that exchanging reduced investment for increased short-term payouts will leave the company worse off. Moreover, our position is that this business strategy will harm local communities that rely on the good jobs and advanced communications networks that flow from AT&T investment.

As we have outlined below, Elliott's critique of AT&T is flawed in key respects, particularly in failing to attend to the recent rebound in the company's share price, its actual long-term performance, and its articulated strategy for integrating Time-Warner assets. Moreover, Elliott's proposed combination of operational cutbacks and increased cash payouts runs counter to its own recognition that AT&T is "best positioned to be the market leader in 5G" but that "success in 5G will require meaningful investment and improved execution." Meaningful investment – which requires capital expenditures flowing out of the company – and improved execution – which requires engagement from all levels of the company's workforce – are precisely the ends that the "Activate AT&T" proposal would fatally undermine.

There is a growing recognition among corporate leaders, investors, and elected officials that long-term company performance can be undermined by an excessive focus on near-term returns. As you and several of your largest institutional owners acknowledged when you signed the Business Roundtable's Statement of the Purpose of a Corporation, fulfilling your "fundamental commitment to all our stakeholders" requires "investing in our employees ... compensating them fairly, ... supporting them through training and education, [and fostering] dignity and respect."

The workers who built AT&T into what it is today are the backbone of your network and your customer service; they are also union members who advocate with a collective voice for the health of our company and our economy.

We are confident that by rejecting Elliott's proposal, and engaging in constructive dialog with long-term investors and other stakeholders, AT&T can chart a more promising course for its future – a future that includes a robust and trained workforce that provides quality service to all AT&T customers.

Elliott's Stale Critique

In its letter to AT&T's board, Elliott outlines several critiques of AT&T which it argues motivate the proposed cutbacks in workforce investment and increases in cash payments to securities holders. Each element of this critique seems dated and off-point. Indeed, since May of 2018, AT&T has outperformed the S&P 500, and over the past year it has outperformed its telecom competitors as well. Elliott does not provide any explanation for AT&T's recent turnaround and offers no clear reasons to suspect that this is a temporary upturn that will soon be reversed.

Elliott's critique of the DirecTV acquisition is misguided and should be rejected. Acquiring DirecTV enabled AT&T to provide access to licensed content (including live sports) that it would not otherwise have been able to provide and to reduce the cost of program acquisition, while also enabling the bundling of video, internet, and wireless services nationwide. Bundling these services, in turn, enabled AT&T to reduce churn by 24 percent within the first two years following the acquisition.[1] We do not see how a sale of DirecTV at this point would be advantageous to the company, given AT&T's reliance on DirecTV as a distribution channel for its newly acquired Warner Media content, the significant contribution to earnings and cash flow that DirecTV continues to generate, and the difficulty of identifying a buyer who would not face significant anti-trust scrutiny. Moreover, a DirecTV divestiture would put the good union jobs of thousands of employees and the families and communities that rely upon them at risk, simply to boost Elliott Management's earnings.

Elliott describes the more recent Time Warner merger as lacking in strategic rationale. In fact, the rationale for the Time Warner transaction was to integrate four focus areas: premium content, direct-to-consumer distribution, advertising, and high-speed

[1] AT&T Inc., 2Q 2017 Earnings Call Transcript.

networks.[2] With respect to each of these areas, AT&T has been making significant investments for the long-run, including new premium content from Warner Media, new OTT video offers at competitive price points, and the development of new advertising methods that synthesize direct-to-customer access with increased insight from a broader range of customer viewing and spending data. The strategically important advertising platform is anticipated to be fully operational 24 months after closing.[3] Given the significant legal hurdles this transaction needed to surmount, as well as the two-year horizon identified by AT&T management, we are not persuaded by Elliott's skeptical assessment, nor do we believe that reversing course and selling Warner Media would prove advantageous.

Human Capital Management Goes Beyond the C-Suite

Elliott's proposed headcount reductions neither recognize that significant reductions to the AT&T workforce have already taken place in the recent past, nor comprehend that these cutbacks undermine employee morale and engagement and lead to labor strife. Despite paying lip-service to the "nearly a quarter of a million hard-working AT&T employees," Elliott envisions no role for these workers going forward other than to be a source of cost reductions. Rhetorical flourishes to the contrary, Elliott's proposal fails to balance contrasting stakeholder interests – such as those of short-term shareholders, long-term shareholders, creditors, customers, and workers – since it is single-mindedly focused on boosting short-term margins. A genuine stakeholder approach would look to directly incorporate workers and their representatives in any process of operational and strategic review, rather than rely exclusively on external consultants and narrow financial targets that benefit only a select few.

The inadequacy of Elliott's human capital management critique of AT&T becomes especially clear when Elliott unfavorably compares AT&T to Verizon. Although Elliott points to Verizon as an example of a telecom company with strategic focus, operational efficiency, and superior performance, in fact Elliott's assessment of Verizon is flawed, and a more complete assessment of Verizon's restructuring over the past five years makes it clear that Verizon does not constitute a model that AT&T could usefully emulate. First, in the graphic on page 10 of Elliott's letter, which appears to show that over the past decade Verizon has been disciplined in sticking to its core operations while AT&T has been adding an ungainly set of "Video" and "Warner Media" assets, in fact Verizon has similarly sought to expand into new media and online offerings through its acquisitions of AOL (2015) and Yahoo! (2017). Unfortunately for Verizon,

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[2] AT&T Inc., "Randall Stephenson and John Stephens Provide Update on Time Warner Acquisition, Company Expectations at Wells Fargo Conference," June 21, 2018.
https://about.att.com/story/att_at_wells_fargo_conference.html

[3] AT&T Inc., "AT&T Inc. at Wells Fargo 5G Forum," June 21, 2018. Transcript from FD Wire.
"Standing up the exchange, this is going to be a 24-month time horizon kind of thing to get the exchange stood up."

these properties have failed to perform to expectations, and the company wrote down these assets by $4.5 billion at the end of 2018.[4]

Further evidence that Elliott's comparison between Verizon and AT&T misses the mark can be found when it posits that Verizon's revenue per worker has increased more rapidly than AT&T's over the decade, such that Verizon's revenue per worker is now 30 percent higher. We note that Verizon has brought about this increase through workforce reductions, including both voluntary buyouts of direct employees and those associated with asset sales and in sum, Verizon has shrunk its reported Full Time Employees by 88,000 or 39 percent over the past decade. By way of contrast, AT&T has shed about 43,000 net jobs over the same period, a roughly 14 percent reduction, and AT&T's revenue has increased 50.7 percent since 2010, compared to only 22.8 percent for Verizon.

Verizon's workforce reductions have resulted in significant part from the sale of wireline assets to FairPoint and Frontier, and the subsequent performance of these assets should give one pause when considering whether AT&T should now follow a similar path. FairPoint declared bankruptcy in 2009 and was acquired in 2017 for just over half of the price received by Verizon.[5] Frontier's financial and operational performance has also been deteriorating.[6] While the poor performance of these wireline assets may not now be a concern for Verizon, it does suggest that AT&T is unlikely to find buyers offering attractive prices for divested wireline operations, making a rapid reduction in the workforce that serves wireline customers difficult. Moreover, in so far as the proposed cutbacks compromise the quality of service delivered to wireline customers, it creates the prospect of reputational and regulatory risks. We are not persuaded that the predominantly rural communities that would be most affected by such sales and cutbacks would either accept reductions in service quietly or that they would lack the political power to limit any such sales and cutbacks. In contrast to Verizon, AT&T's decision to serve rural America with wired as well as wireless technology reflects a commitment to universal service that should be applauded, not abandoned.

Finally, as a number of commentators have argued, and as we note above, AT&T has already been shedding staff for several years, a trend that raises concerns about the company's ability to maintain its service quality with a well-trained, highly-skilled workforce. In contrast to Verizon, whose staffing reductions impacting its direct employees have been through voluntary buyout packages,[7] AT&T's have largely been involuntary and unpopular.

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[4] Sarah Krouse and Micah Maidenberg, *Wall Street Journal*, "Verizon Takes $4.5 Billion Charge Related to Digital Media Business," December 12, 2018.

[5] Fairpoint paid Verizon $2.7 billion for its assets in 2007. It filed for bankruptcy in 2009. The company was then acquired by Consolidated Communications in 2016 for $1.5 billion in cash and debt.

[6] Frontier's revenue has gone down every quarter since Q2 2016 when it acquired the California, Texas, Florida properties from Verizon. Likewise, it has lost subscribers consistently since the deal.

[7] *Wall Street Journal*, "Verizon's Severance Offer Goes to About 44,000 Employees," October 3, 2018.

AT&T's intransigent approach to union negotiations led to strike action in nine states just in the past month.[8] A new and more aggressive strategy of cutbacks, proposed by outside consultants, is going to make it more challenging to avoid further disruption and to improve AT&T's employee engagement and satisfaction.

Elliott's Past Initiatives and Long-term Shareholders

Elliott Management maintains funds that pursue a wide variety of strategies, some of which lead to the firm taking equity positions in publicly traded companies. While these positions might all be thought of as a kind of activism, there does appear to be a difference between situations where Elliott is calling for the review of a company's governance, operations, and approach to capital allocation, on the one hand, and those where Elliott is either calling on the company to seek an acquirer or is offering to acquire the company itself. As Figures 1a & 1b illustrate, Elliott's "Restructuring & Capital Allocation" initiatives are of much longer duration than efforts to "Sell the Company":


Calendar Days Engaged
3,000
2,500
2,000
1,500
1,000
500
0
Hess...
Citrix Systems...
Roadrunner TS...
CDK Global Inc
Arconic
Alcoa Corp.
American...
Cognizant
Pulte Group Inc.
Marathon...
NRG Energy Inc.
Ebay
Figure 1a: Restructuring & Capital Allocation


Calendar Days Engaged
3,000
2,500
2,000
1,500
1,000
500
0
Imperva Inc.
Athenahealth,...
Energen Corp
Cabela's Inc.
The Advisory...
Polycom Inc.
Gigamon, Inc.
Mentor Graphic
LifeLock Inc.
Qlik...
Figure 1b: Sell the Company

Among the Restructuring & Capital Allocation targets identified in Figure 1a above, the longer-duration initiatives have performed much worse than Elliott's short-term efforts, and when Elliott exits a short-term position, future performance has not consistently followed an upward trajectory. Figure 2 illustrates this relationship for the twelve companies where Elliott, as here, has put forward a proposal for a strategic review of a company's structure, governance, operations, and capital allocation:

[8] CWA, "Workers at AT&T Southeast to Strike Over Unfair Labor Practices," August 23, 2019. https://cwa-union.org/news/releases/workers-att-southeast-strike-over-unfair-labor-practices


Figure 2: Elliott RCA Alpha vs. Duration
y = -0.0003x + 0.3084
R² = 0.2684
NRG Energy
NRG Energy (post-EM)
Marathon
Ebay
Cognizant
Alcoa
Pulte
Arconic
Pulte (post-EM)
Citrix
American Capital
CDK
CDK (post-EM)
Hess
Cognizant (post-EM)
Marathon (post-EM)
Alcoa (post-EM)
Roadrunner
Annualized Retrun minus S&P 500
Calendar Days Engaged
80.00%
60.00%
40.00%
20.00%
0.00%
-20.00%
-40.00%
-60.00%
-80.00%
0
500
1,000
1,500
2,000
2,500
3,000

In the Figure, Elliott's positions that generated a positive relative return are depicted with a black dot, while those generating a negative return are shown with a red dot (Arconic, which matched the index, is depicted in blue). From this analysis, there is no evidence that Elliott's restructuring and capital allocation strategies have succeeded in creating long-term value. We can see from such long-lasting Elliott portfolio companies as Hess and Roadrunner that when Elliott principals hold multiple board seats and companies divest assets that Elliott identifies, the long-term performance is disappointing and significantly trails the S&P 500. Moreover, of the five companies that Elliott exited with a positive return (NRG, Alcoa, Pulte, Cognizant, Marathon), three subsequently underperformed the S&P 500. AT&T's board and shareholders should be very leery of the implications of this analysis for their company should it pursue Elliott's agenda of layoffs and buybacks.

What seems clear to us is that Elliott's well-worn combination of operational cutbacks, asset sales, and increased payments to securities holders has not consistently produced improvements in long-term performance. We believe that all AT&T shareholders should reject claims that spending cuts, headcount reductions, and any proposals to divest DirectTV and Warner Media will lead the way to competitive long-term returns. Instead, we urge you, the board, and AT&T shareholders to reject Elliott management's proposal. We urge you to commit to a genuine stakeholder-focused strategy that respects and engages the hundreds of thousands of AT&T workers on whose efforts the company's fortunes ultimately depend and to support continuing investment and advances the investment in communications and media infrastructure that is so essential to strong communities and the U.S. economy.

We stand ready to engage in dialogue and chart a more constructive, values-based approach moving forward.

Sincerely,

Christopher Shelton, President
Communications Workers of America